Exhibit 99.1

Scorpio Tankers Inc. Announces Public Offering of Senior Notes Due 2017

MONACO—(Marketwired – October 28, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it plans to offer senior unsecured notes due 2017 (the “Notes”) in a registered public offering. The Company intends to use the net proceeds from the offering for general corporate purposes and working capital, which may include the acquisition of additional new or secondhand vessels. The Company can provide no assurance that it will be able to identify additional vessels to acquire or that it will be able to complete the acquisition of vessels that it is able to identify.

In connection with this offering, the Company has submitted an application to list the Notes on the New York Stock Exchange (the “NYSE”) under the symbol “SBNB.” If approved for listing, trading on the NYSE is expected to commence within 30 days after the Notes are first issued. The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Stifel, Jefferies, Credit Suisse and Janney Montgomery Scott will act as joint book-running managers for the offering. Wunderlich Securities and BB&T Capital Markets will act as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or at 1-855-300-7136 or syndprospectus@stifel.com; Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 12th Floor, New York, NY 10022, or at 1-877-547-6340 or prospectus_department@jefferies.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit suisse.com; or Janney Montgomery Scott LLC, Attention: Prospectus Department, 1717 Arch Street, Philadelphia, PA 19103, telephone: 1-215-665-6170 or email: prospectus@janney.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the Notes was filed with the SEC and is effective. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

Scorpio Tankers Inc.

212-542-1616